VEON files motion with Kyiv Court challenging the freezing of corporate rights in Kyivstar

Amsterdam, 30 October 2023 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that VEON Ltd. and VEON Holdings B.V. have filed two motions with the relevant Kyiv district court, challenging the freezing of the corporate rights in Kyivstar, which was initially announced on the website of the Security Services of Ukraine (SSU) on 6 October 2023.

Noting that corporate rights in Kyivstar belong exclusively to VEON, and that their full or partial seizure directly violates the rights of VEON and its international debt and equity investors, VEON requested the lifting of the freezing of its corporate rights in Kyivstar.

In its filings, the Company also reiterated that any action aimed at the rights, benefits or funds of sanctioned individuals - the alleged reason for seizure of corporate rights as per the SSU statement - cannot legitimately be directed toward Kyivstar or VEON. Sanctioned individuals do not own any shares in VEON or Kyivstar; they cannot exercise any rights regarding VEON or Kyivstar; are not a part of either company's governance mechanisms, including boards; do not have the ability to control or influence decisions made by VEON or Kyivstar; and do not derive any economic benefits from VEON or any of its operating companies.

"VEON is taking all the necessary steps to protect the rights of our company, our wholly owned subsidiary Kyivstar and our international investors. The impeccable track record of VEON and Kyivstar in serving Ukraine, the dialogue we established last week in Ukraine during our Board delegation's visit and the continued availability of appeal mechanisms and procedures give me confidence that that we will achieve our dual goal of addressing the concerns of Ukrainian authorities while protecting our rights," said Kaan Terzioglu, VEON Group CEO.

As of the time of publication, neither VEON nor Kyivstar have officially been served the initial court order seizing corporate rights in Kyivstar, or the amended court order dated 13 October 2023, reducing the percentage of seized corporate rights to 47.85% of the shares. If the motions are rejected, or if the court does not otherwise voluntarily rescind its order, further steps remain available to VEON within the framework of Ukrainian law, including filing an appeal to a higher court.

As clarified in VEON's 12 October 2023 statement, a corporate rights freeze does not amount to asset seizure. The measure prevents changes to ownership and was introduced to protect material evidence while criminal proceedings, unrelated to Kyivstar or VEON, are in progress. As confirmed in the SSU announcement, "The seizure of corporate rights of Ukrainian companies does not affect the protection of the interests of foreign investors and owners of shares of corporate rights, does not hinder their economic activity and the possibility of receiving dividends."

With no significant impact on its operations, Kyivstar continues to serve its 25 million customers and keep Ukraine connected with 94% network availability, continuing its services with full operational integrity in line with the national security priorities of Ukraine.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext.

For more information visit: https://www.veon.com.

Disclaimer

This release contains "forward-looking statements," as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON's governance, ownership and investment plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securiDes laws, any forward-looking statement to reflect events or circumstances aTer such dates or to reflect the occurrence of unanDcipated events. Contact Informa,on VEON Hande Asik Group Director of Communica:on pr@veon.com TUVA Partners Julian Tanner julian.tanner@tuvapartners.com